Filed by: The Interpublic Group of Companies, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: The Interpublic Group of Companies, Inc.

SEC File No.: 001-06686

IMPORTANT SPECIAL MEETING – PLEASE VOTE TODAY

March 6, 2025

Dear IPG Stockholder:

The special meeting of stockholders of The Interpublic Group of Companies, Inc. (“IPG”) to be held virtually on March 18, 2025, is rapidly approaching. Your voting participation is requested for this important meeting.

Please vote your proxy today. Internet and telephone voting are available by following the instructions on the proxy card or voting instruction form you received.

As you know, on December 8, 2024, Omnicom Group Inc. (“Omnicom”), EXT Subsidiary Inc., a direct wholly owned subsidiary of Omnicom (“Merger Sub”), and IPG entered into an Agreement and Plan of Merger, which provides for the all-stock acquisition of IPG by Omnicom.

The IPG board unanimously recommends that IPG stockholders vote “FOR” the IPG merger proposal, “FOR” the IPG compensation proposal, and “FOR” the IPG adjournment proposal.

—IMPORTANT RECENT DEVELOPMENT—

Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co., LLC, two influential proxy advisory firms which advise institutional investors, have each recommended that stockholders vote “FOR” the merger of Omnicom and IPG.

Approval of the IPG merger proposal requires the affirmative vote of a majority of the outstanding shares of IPG common stock entitled to vote on such proposal. A failure to vote will have the same effect as a vote AGAINST the IPG merger proposal. Accordingly, every vote - no matter how large or small - is important.

Please vote your shares today. Please take advantage of Internet or telephone voting to promptly record your vote and avoid further solicitation costs.

If you have questions or need assistance voting your shares, please contact D.F. King & Co., Inc., which is assisting us, toll free at (800) 669-5550 or via email at IPG@dfking.com.

On behalf of the IPG Board of Directors, thank you for your continued support.

Sincerely,

Philippe Krakowsky

Chief Executive Officer and Director

YOUR VOTE IS IMPORTANT

THREE EASY WAYS TO VOTE

1. Vote by Internet. Please access the website listed on the proxy card or voting form sent to you. Have proxy card or voting form in hand. Follow the instructions provided to vote via the Internet.

2. Vote by Telephone. Please call the toll-free number listed on the proxy card or voting form sent to you. Have proxy card or voting form in hand. Follow the instructions provided to vote via telephone.

3. Vote by Mail. Please mark, sign and date the proxy card or voting form sent to you and return it promptly in the postage-paid envelope provided.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction, IPG and Omnicom have filed a joint proxy statement with the SEC on January 17, 2025 and Omnicom has filed with the SEC a registration statement on Form S-4 on January 17, 2025 (File No.333-284358) (as amended, “Form S-4”) that includes the joint proxy statement of IPG and Omnicom and that also constitutes a prospectus of Omnicom. Each of IPG and Omnicom may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that IPG or Omnicom may file with the SEC. The definitive joint proxy statement/prospectus have been mailed to stockholders of IPG and Omnicom.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN AND MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT IPG, OMNICOM AND THE PROPOSED TRANSACTION.

Investors and security holders are able to obtain free copies of the registration statement, joint proxy statement/prospectus and other documents containing important information about IPG, Omnicom and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement, joint proxy statement/prospectus and other documents (if and when available) filed with the SEC by IPG may be obtained free of charge on IPG’s website at https://investors.interpublic.com/sec-filings/financial-reports or, alternatively, by directing a request by mail to IPG’s Corporate Secretary at The Interpublic Group of Companies, Inc., 909 Third Avenue, New York, NY 10022, Attention: SVP & Secretary. Copies of the registration statement and joint proxy statement/prospectus and other documents (if and when available) filed with the SEC by Omnicom may be obtained free of charge on Omnicom’s website at https://investor.omnicomgroup.com/financials/sec-filings/default.aspx or, alternatively, by directing a request by mail to Omnicom’s Corporate Secretary at Omnicom Group Inc., 280 Park Avenue, New York, New York 10017.

PARTICIPANTS IN THE SOLICITATION

IPG, Omnicom, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of IPG, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in IPG’s Annual Report on Form 10-K, including under the heading “Executive Officers of the Registrant,” and proxy statement for IPG’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2024, including under the headings “Board Composition,” “Non-Management Director Compensation,” “Executive Compensation” and “Outstanding Shares and Ownership of Common Stock.” To the extent holdings of IPG common stock by the directors and executive officers of IPG have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by IPG’s directors and executive officers with the SEC. Information about the directors and executive officers of Omnicom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Omnicom’s Annual Report on Form 10-K, including under the heading “Information About Our Executive Officers,” and proxy statement for Omnicom’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, including under the headings “Executive Compensation,” “Omnicom Board of Directors,” “Directors’ Compensation for Fiscal Year 2023” and “Stock Ownership Information.” To the extent holdings of Omnicom common stock by the directors and executive officers of Omnicom have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Omnicom’s directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from IPG or Omnicom using the sources indicated above.

NO OFFER OR SOLICITATION

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.